NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2012 THIRD QUARTER RESULTS

HONG KONG —February 15, 2012 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal third quarter ended December 31, 2011.

Net income for the fiscal 2012 third quarter was $75,000, or $0.02 per diluted share, compared with $407,000, or $0.11 per diluted share, in the third quarter a year earlier. Net sales for the same period were $7.3 million compared with $9.0 million a year ago.

Net income for the nine-month period of fiscal 2012 was $92,000, or $0.02 per diluted share, compared with $861,000, or $0.23 per diluted share, a year earlier. Net sales for the nine months were $19.4 million compared with $23.3 million in the comparable period a year earlier.

“Results for both the last quarter and the most recent nine-month period were impacted by a continued challenging business environment, with less revenue and higher manufacturing expenses due to increased labor costs in China,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

Kohl noted that net sales in the third quarter were impacted by a reduction in orders from two of the company’s metal component customers, which represents approximately $1.0 million less compared with the same period a year earlier. The company expects to start making up for this lost business beginning in the current fiscal fourth quarter, as presently new tooling is being made for the production of new metal components for these customers.

Sales during the third quarter from the company’s mobile phone case business were approximately $250,000 less than a year ago. These reductions were due to a decision by one of Highway Holdings’ customers to relocate the majority of the business to another manufacturer in Mexico in order to save on transportation costs and reduce product delivery time, particularly to customers in North America.

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Highway Holdings Ltd. Page 2

Gross profit for the three- and nine-month periods ended December 31, 2011 decreased to 18.2 percent and 19.5 percent of net sales, respectively, compared with 19.5 percent and 20.5 percent, respectively, a year earlier. Gross profit for the nine-month period was impacted by an approximate 16 percent increase in labor costs and an 18.4 percent decrease in sales turnover compared with the same period last year. The company’s operating income for the three-month period ended December 31, 2011 was $6,000 compared with $481,000 in the prior year. Operating income for the nine months was $52,000 compared with $951,000 a year earlier.

Kohl noted that labor force shortages during the past months and a high local inflation rate put further pressure on labor costs and consequently on operating margins, which could lead to even higher customer pricing. He emphasized that the company’s ongoing focus on increasing operating efficiency through automation and new production methods can only partially absorb increased payroll expenses. Kohl highlighted the dramatic increase in Chinese wages -- particularly during the last two years with statutory minimum salaries in China increasing by about 67 percent and market wage rates climbing to about 100 percent due to competitive wage pressure in Shenzhen. “If the present labor shortage continues, wages may increase even further in the foreseeable future,” Kohl added.

As a result of such extreme increases in labor costs, the company, therefore, is also exploring the possibility of outsourcing some of the company’s very labor intensive assembly work to low-labor cost countries under its direct management.

Selling, general and administrative expenses were reduced by $108,000 for the nine-month period, but remained almost the same for the three-month period despite the lower turnover. Selling, general and administrative costs as a percentage of net sales were higher in both the three- and nine-month periods ended December 31, 2011 -- reflecting the impact of decreased sales turnover, increased staff salaries due to the inflationary situation and increased costs caused by the conversion to a wholly owned foreign enterprise (WFOE) operating structure, which is ongoing and only expected to be fully completed by the end of 2012.

Currency exchange rates positively affected the company’s net income for the nine-month period ended December 31, 2011. During the nine-month period in 2011, the company reported a $78,000 currency exchange gain compared with a $69,000 exchange loss in 2010.

Kohl noted the company’s balance sheet remains strong. The company’s total cash and restricted cash position was $7.8 million at December 31, 2011, or $2.05 per share, after total dividend payments of $0.44 during the past 18 months. The company’s current ratio was 2.68:1 at December 31, 2011. The total cash and restricted cash exceeded all current and long term liabilities combined by $1.8 million.

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Highway Holdings Ltd. Page 3

“The company’s strategic focus is to continue our efforts to further upgrade Highway Holdings’ facilities in China into a much smaller high-tech operation – utilizing automation and becoming the premier model for modern and highly efficient manufacturing in China,” Kohl said.

“The company is confident, despite the loss of assembly work to lower cost labor countries, that such activities eventually will benefit our operation, because such countries usually lack a strong supplier network for mechanical components. Such a situation may in fact provide significant new business opportunities,” Kohl said.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2011	2010	2011	2010

Net sales	$7,338	$8,998	$19,394	$23,285

Cost of sales	6,002	7,243	15,618	18,502

Gross profit	1,336	1,755	3,776	4,783

Selling, general and administrative expenses	1,330	1,274	3,724	3,832
Operating income	6	481	52	951

Non-operating items
Interest expenses	(4)	(22)	(23)	(40)
Exchange gain (loss), net	6	(47)	78	(69)
Interest income	1	1	3	2
Other income	33	39	42	72
Total non-operating income (expenses)	36	(29)	100	(35)

Net income before income tax and non-controlling Interest	42	452	152	916
Income taxes	33	(45)	(60)	(77)

Net Income before non-controlling interest	75	407	92	839
Less : Net income attributable to non-controlling Interest	0	0	0	22
Net income attributable to Highway Holdings Limited	$75	$407	$92	$861

Net Income per share – basic and diluted	$0.02	$0.11	$0.02	$0.23
Weight average number of shares
Basic	3,777	3,772	3,777	3,772
Diluted	3,789	3,772	3,789	3,772

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	Dec 31	March 31
	2011	2011
Current assets:
Cash and cash equivalents	$7,109	$6,864
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	2,925	4,797
Inventories	4,350	4,236
Prepaid expenses and other current assets	572	417
Total current assets	15,599	16,957

Property, plant and equipment, (net)	2,269	2,411
Investment in affiliates	31	31

Total assets	$17,899	$19,399

Current liabilities:
Accounts payable	3,841	3,581
Long term debt-current portion	185	253
Short-term borrowing	265	280
Obligation under capital lease-current portion	9	41
Accrual payroll and employee benefit	744	1,042
Other liabilities and accrued expense	622	1,015
Income tax payable	153	71
Total current liabilities	5,819	6,283

Obligation under capital lease-net of current portion	0	3
Long –term debt-net of current portion	0	375
Deferred income taxes	172	173
Total liabilities	5,991	6,834

Shareholders' equity:
Common shares, $0.01 per value	38	38
Additional paid-in-capital	11,340	11,335
Retained earnings	540	1.206
Accumulated other comprehensive gain	4	0
Treasury shares, at cost – 5,049 shares as of December 31, 2011 and March 31, 2011 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	11,908	12,565
Non-controlling interest	0	0
Total shareholders’ equity	11,908	12,565
Total liabilities and shareholders' equity	$17,899	$19,399